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EXHIBIT 99.2

NORANDA AND FALCONBRIDGE TO ISSUE PRESS RELEASE

        TORONTO, March 8, 2005 — Noranda Inc. (TSX, NYSE: NRD) and Falconbridge Limited (TSX: FL) announced that each of the companies will issue a press release at 6:00 a.m. EST tomorrow, Wednesday, March 9, 2005.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on the New York Stock Exchange and the Toronto Stock Exchange (NRD). The Company's website can be found at www.noranda.com.

        Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%). The Company's website can be found at www.falconbridge.com.

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com
www.falconbridge.com

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EXHIBIT 99.2